BRATTLE ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash	$	159,578
Prepaid expenses		7,902
Furniture and computer equipment at cost, less accumulated depreciation of $5,795		2,787
Total assets	$	170,267

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	5,619
Members' equity		164,648
Total liabilities and members' equity	$	170,267

The accompanying notes are an integral part of these financial statements.